Exhibit 99.2

SCHEDULE 13G

In response to the information requested by Item 8 on Page 8, the following is the identity of each person filing this Schedule 13G:

TRUSTEES OF THE W.K. KELLOGG FOUNDATION TRUST

The Bank of New York

Carlos M. Gutierrez

William C. Richardson

Jonathan T. Walton

Such persons expressly declare that they do not affirm the existence of a group for purposes other than this joint filing.